VISPIRI INC DBA CLEVELAND WHISKEY

SUBSCRIPTION AGREEMENT

CLASS F SHARES

THIS SUBSCRIPTION AGREEMENT (this "**Agreement**") is entered into between the undersigned investor (the "**Investor**") and Vispiri Inc DBA Cleveland Whiskey, a Delaware Corporation (the "**Company**"), as of the acceptance date set forth on the signature page.

1. Subscription. Subject to the terms and conditions hereof, the Investor hereby irrevocably subscribes for that number of the Company's Class F Shares (each, a "**Share**") calculated by dividing "A" by "B" where "A" equals the "Total Investment Amount" set forth by the Investor beneath its name on the signature page hereto and "B" is a price per Class F Share of $9.26. The Investor acknowledges that the Shares subscribed for hereunder shall be subject to and bound by the provisions of the Company's Articles of Organization and Amended and Restated Operating Agreement, as now and from time to time in effect (the "**Operating Agreement**"). The Investor acknowledges that the Shares will be subject to restrictions on transfer as set forth in this Agreement and in the Operating Agreement.

The Company is offering to both accredited and non-accredited investors up to 545,985 shares of its Class F Common Stock, (each a "***Share***" and, collectively, the "***Shares***" or "***Securities***") at a purchase price of $9.26 per Share; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $500,000 in the Offering, then the undersigned will receive (i) a discount of 10%, which will reduce the purchase price to $8.33 (such purchase price whether with or without the discount, the "***Purchase Price***"), and (ii) a $38,877,801 pre-money valuation instead of a $43,218,300 pre-money valuation

2. Acceptance of Subscription and Issuance of Shares. The Investor acknowledges that the Company shall have the sole right, at its complete discretion, to accept or reject the Investor's subscription for the Shares contemplated in this Agreement, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only after the Company's receipt of the funds contemplated in Section 4 hereof and when this Agreement is signed by a duly authorized officer of the Company and delivered to the Investor at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Shares to any person who is a resident of a jurisdiction in which the issuance of Shares to such person would constitute a violation of federal or state securities law (collectively, the "**Securities Laws**").

3. The Closing. The closing of the purchase and sale of the Shares (the "**Closing**") shall take remotely via the exchange of signature pages on the acceptance date specified on the signature page hereto, or at such other time and place as the Company may designate by notice to the Investor.

4. Payment for Shares. Payment for the Shares shall be received by the Company from the Investor by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing. The Company may deliver certificates representing the Shares to the Investor, which certificates, if delivered to the Investor, shall bear the following legend:

THE SHARES REPRESENTED BY THIS DOCUMENT HAVE NOT BEEN REGISTERED UNDER ANY SECURITIES LAWS AND THE TRANSFERABILITY OF SUCH SHARES IS RESTRICTED. THESE SHARES MAY NOT BE SOLD, ASSIGNED OR TRANSFERRED, NOR WILL ANY ASSIGNEE, VENDEE, TRANSFEREE OR ENDORSEE THEREOF BE RECOGNIZED AS HAVING ACQUIRED ANY SUCH SHARES BY THE ISSUER FOR ANY PURPOSES, UNLESS (1) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH SHARES WILL THEN BE IN EFFECT AND SUCH TRANSFER HAS BEEN QUALIFIED UNDER ALL APPLICABLE STATE SECURITIES LAWS, OR (2) THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION WILL BE ESTABLISHED TO THE REASONABLE SATISFACTION OF COUNSEL TO THE COMPANY.

5. Representations and Warranties of the Investor. The Investor hereby makes to the Company the representations, warranties and covenants set forth in this Section 5, in addition to all representations, warranties and covenants made by the Investor to the Company by executing an Instrument of Joinder to the Company's Amended and Restated Operating Agreement, as may be amended from time to time, as of the acceptance date set forth on the signature page.

5.1. General.

5.1.1. The Investor has all requisite authority or capacity to purchase the Shares, enter into this Agreement and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor.

5.1.2. The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells Shares and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Company shall have no responsibility therefore.

5.2. Information Concerning the Company.

5.2.1. The Investor understands and accepts that the purchase of the Shares involves various risks. The Investor is able to bear any loss associated with an investment in the Shares.

5.2.2. The Investor is not relying on any communication (written or oral) of the Company or any of its affiliates, as investment advice or as a recommendation to purchase the Shares, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Shares.

5.2.3. The Investor has had access to all of the information concerning the Company and the Shares as the Investor deems it necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

5.2.4. The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, considering all information received by the Investor.

5.3. Restrictions on Transfer or Sale of Shares.

5.3.1. The Investor is acquiring the Shares solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The Investor understands that the Shares have not been registered under the Securities Act or any other Securities Law by reason of specific exemptions under the provisions thereof which

depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement and any appendix hereto (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

5.3.2. The Investor understands that the Shares are “restricted securities” under applicable federal Securities Laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission provide in substance that the Investor may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and the Investor understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act.

5.3.3. The Investor agrees: (A) that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Shares under the Securities Act and all applicable Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable Securities Laws; and (B) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Shares except upon compliance with the foregoing restrictions.

6. Conditions to Obligations of the Company. The obligations of the Company to sell the Shares are subject to the satisfaction, at or prior to the Closing, of the following condition precedent: the representations and warranties of the Investor contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio without regard to the conflict of law provisions thereof.

8. Counterparts. This Agreement may be executed in one or more counterparts, each of which is an original, and all of which together constitute only one agreement between the parties. Delivery of an executed counterpart's signature page of this Agreement, by facsimile, electronic mail in portable document format (.pdf) or by any other electronic means has the same effect as delivery of an executed original of this Agreement.

(signature page to follow)

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement as of the date set forth below.

INVESTOR

[ENTITY NAME]
____
(if an entity, insert the entity's name above)

Sign: *Investor Signature* ___________________________________

Name: [INVESTOR NAME]_________________

Title: [INVESTOR TITLE]_________________

Address: [INVESTOR ADDRESS]___________

Address: ________________________________

Email Address: [INVESTOR EMAIL]________

Date: [EFFECTIVE DATE]_________________

Total Investment Amount $ $[AMOUNT]

Number of Shares [SHARES]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited
[X] Not Accredited

The offer to purchase the Shares as set forth above is hereby confirmed and accepted by the Company, as of the date set forth below.

THE COMPANY

Vispiri Inc DBA Cleveland Whiskey

By: *Founder Signature* _________________________________

Name: Tom Lix

Title: Chief Executive Officer

Accepted as of: [EFFECTIVE DATE]______